Fire & Flower Begins Trading on OTCQX

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, Feb. 4, 2020 /CNW/ - Fire & Flower Holdings Corp. ("Fire & Flower" or the "Company"), today announced that it begins trading on OTCQX under the symbol **"FFLWF".**

OTCQX is operated by OTC Markets Group Inc. (OTCQX: OTCM) is an operator of financial markets for 10,000 United States and global securities. Through OTCQX, investors can find current financial disclosures and information, including real time quotes, on Fire & Flower.

"Fire & Flower is very pleased to have taken this step to provide greater trading access to investors based in the United States," shared Trevor Fencott, Chief Executive Officer of Fire & Flower. "We have received significant interest from investors in the United States and listing on OTCQX was a necessary step to provide these opportunities for international investors in our Company."

Dentons acted for the Company as its OTCQX sponsor.

About Fire & Flower
Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital platform connects consumers with cannabis products. The Company's leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

About OTC Markets Group Inc.
OTC Markets Group Inc. (OTCQX: OTCM) operates the OTCQX® Best Market, the OTCQB® Venture Market and the Pink® Open Market for 10,000 U.S. and global securities. Through OTC Link® ATS and OTC Link ECN, we connect a diverse network of broker-dealers that provide liquidity and execution services. We enable investors to easily trade through the broker of their choice and empower companies to improve the quality of information available for investors.

To learn more about how we create better informed and more efficient markets, visit www.otcmarkets.com.

OTC Link ATS and OTC Link ECN are SEC regulated ATSs, operated by OTC Link LLC, member FINRA/SIPC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws ("forward-looking statements"). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "achieve", "could", "believe", "plan", "intend", "objective", "continuous", "ongoing", "estimate", "outlook", "expect", "project" and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions "may" or "will" occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of the Company at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of the Company, which may cause the Company's actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

The Company assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2020/04/c5645.html

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For further information: Investor Relations, Chris Bolivar, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, Nathan Mison, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 04-FEB-20